Exhibit (a)(1)(vi)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated June 10, 2016, and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdictions. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Demandware, Inc.

at

$75.00 Net Per Share

by

Dynasty Acquisition Corp.,

a wholly-owned subsidiary of

salesforce.com, inc.

Dynasty Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of salesforce.com, inc., a Delaware corporation (“Salesforce”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Demandware, Inc., a Delaware corporation (“Demandware”), at a purchase price of $75.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 10, 2016 (which, together with any amendments or supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto and the Offer to Purchase, collectively constitute the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, JULY 8, 2016 (WHICH IS THE END OF THE DAY ON FRIDAY, JULY 8, 2016), UNLESS THE OFFER IS EXTENDED PURSUANT TO THE AGREEMENT AND PLAN OF MERGER, DATED AS OF MAY 31, 2016, BY AND AMONG THE PURCHASER, SALESFORCE AND DEMANDWARE (AS IT MAY BE AMENDED FROM TIME TO TIME, THE “MERGER AGREEMENT”).

The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, Demandware. Pursuant to the Merger Agreement, as promptly as practicable following the completion of the Offer and subject to the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into Demandware, and Demandware will become a wholly-owned subsidiary of Salesforce (the “Merger”). If the Offer is consummated, the Purchaser does not anticipate seeking the approval of Demandware’s remaining public stockholders before effecting the Merger. The parties to the Merger Agreement have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective without a meeting of the Demandware stockholders in accordance with Section 251(h) of the Delaware General Corporation Law.

The Board of Directors of Demandware has unanimously (i) adopted, approved and declared the advisability of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) declared that it is in the best interests of Demandware and the stockholders of Demandware that Demandware enter into the Merger Agreement and consummate the Merger and that the stockholders of Demandware tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth therein, (iii) declared that the terms of the Offer and the Merger are fair to Demandware and Demandware’s stockholders and (iv) recommended that Demandware’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

The Offer is conditioned upon, among other things, the condition that, immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement), the number of Shares validly tendered and not validly withdrawn (without regard to Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee), together with any Shares beneficially owned by Salesforce or any of its subsidiaries, is equal to at least one share more than half of the sum of (i) all Shares then-outstanding, plus (ii) all Shares issuable to holders of Demandware stock options from whom Demandware has received notices of exercise (and as to which Shares have not yet been issued to such exercising holders of Demandware stock options) (the “Minimum Condition”). The Offer is also subject to the satisfaction of certain other conditions as described in the Offer to Purchase, including, among other conditions, that (a) immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement), any waiting period (and any extensions thereof) and any approvals or clearances applicable to the Offer or the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and by the German Federal Cartel Office have expired, or been terminated or obtained, as applicable; (b) no Governmental Entity of competent jurisdiction has (A) enacted, issued, promulgated, enforced, entered or deemed applicable to any of the transactions contemplated by the Merger Agreement (including the Offer or the Merger) any order, executive order, stay, decree, judgment or injunction (preliminary or permanent) or statute, rule or regulation which has the effect of prohibiting the consummation of the Offer and the Merger or making the consummation of the Offer and the Merger illegal or otherwise preventing the consummation of the Offer or the Merger, or (B) issued or granted any order, stay, decree, judgment or injunction (preliminary or permanent) that remains in effect and has the effect of prohibiting the consummation of the Offer and the Merger or making the consummation of the Offer and the Merger illegal or otherwise preventing the consummation of the Offer or the Merger; provided, that the failure of this clause (b) to be satisfied shall not have resulted from a material breach by Salesforce or the Purchaser of any of their obligations under the Merger Agreement; (c) the representations and warranties of Demandware in the Merger Agreement are accurate, subject to certain materiality standards; (d) no Company Material Adverse Effect has occurred or existed at or prior to the Acceptance Time and be continuing as of immediately prior to the Acceptance Time; (e) Demandware has not materially breached or failed to perform in a material respect any of its covenants and obligations required to be performed or complied with by it under the Merger Agreement at or prior to the Acceptance Time; (f) Salesforce and the Purchaser have received a certificate executed by Demandware’s chief executive officer and chief financial officer relating to the satisfaction of certain conditions to the Offer; and (g) the Merger Agreement has not been validly terminated in accordance with its terms. See Section 15 of the Offer to Purchase entitled “Conditions to the Purchaser’s Obligations” for more details of the terms and conditions of the Offer.

Subject to the rights and obligations of the Purchaser to extend and/or amend the Offer in accordance with the terms and conditions of the Merger Agreement, the Purchaser will not be required to (and Salesforce will not be required to cause the Purchaser to) irrevocably accept for purchase or, subject to any applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), including Rule 14e-1(c) under the Exchange Act, to pay for any Shares that are tendered pursuant to the Offer, and may (and Salesforce may cause the Purchaser to) terminate or amend the Offer in accordance with (and to the extent permitted by) the terms of the Merger Agreement and applicable law, and may postpone the acceptance of, or payment for, any Shares in accordance with (and to the extent permitted by) the terms of the Merger Agreement, if any of these conditions is not satisfied at or prior to the Expiration Date.

The Purchaser may waive any of the conditions to the Offer, except for the Minimum Condition. The Offer is not subject to any financing conditions or arrangements.

The Purchaser is required to extend the Offer beyond its scheduled expiration (i) for any period required by law, including for any period required by any rule, regulation, interpretation or position of the SEC that is applicable to the Offer, and (ii) for successive extension periods of up to ten (10) business days each, if any of the conditions to the Offer are not satisfied or waived as of any then scheduled expiration of the Offer, in order to further seek to satisfy the conditions to the Offer.

Notwithstanding the foregoing, the Purchaser is not required to extend the Offer beyond December 1, 2016; and the requirement to extend the Offer shall not impair, limit or otherwise restrict in any manner the right of Salesforce to terminate the Merger Agreement in accordance with its terms.

Any extension of the Offer will be followed by a public announcement of such extension no later than 9:00 A.M., New York City Time, on the next business day after the previously scheduled expiration date.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance of such Shares for payment. In all cases, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting such payment to tendering stockholders. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or the Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to the Purchaser’s rights under the Offer, including under Section 15 of the Offer to Purchase entitled “Conditions to the Purchaser’s Obligations,” the Depositary, nevertheless, on behalf of the Purchaser, may retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4 of the Offer to Purchase entitled “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will interest be paid on the purchase price for Shares by the Purchaser by reason of any delay in making such payment.

Except as otherwise provided below, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration date of the Offer and, unless theretofore accepted for payment pursuant to the Offer, may also be withdrawn at any time after the date that is 60 days from the date of the Offer to Purchase. If all conditions to the Offer have been met or waived, the Purchaser must pay for all shares tendered and immediately accept and pay for all Shares validly tendered and not validly withdrawn prior to the expiration date of the Offer. If the purchase of or payment for Shares is delayed for any reason or if the Purchaser is unable to purchase or pay for Shares for any reason, then, without prejudice to the Purchaser’s rights under the Offer, tendered Shares may be retained by the Depositary on behalf of the Purchaser and may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as set forth in Section 4 of the Offer to Purchase, subject to Rule 14e-1(c) under the Exchange Act, which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase entitled “Procedure for Tendering Shares,” any notice of withdrawal also must specify the name and number of the account at DTC to be credited with the withdrawn Shares.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, and its determination will be final and binding on all parties, subject to the tendering stockholder’s right to bring any dispute with respect thereto before a court of competent jurisdiction. None of the Purchaser, the Depositary, the Morrow Sodali Global LLC (the “Information Agent”) or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer but may be tendered at any subsequent time prior to the expiration date of the Offer by following any of the procedures described in Section 3 of the Offer to Purchase entitled “Procedure for Tendering Shares”.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and the related Letter of Transmittal and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read these documents in their entirety before any decision is made with respect to the Offer.

Any questions or requests for assistance may be directed to the Information Agent at the telephone number and address set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent as set forth below, and copies will be furnished promptly at the Purchaser’s expense. Stockholders also may contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of Shares, stockholders are directed to contact the Information Agent at the number below.

The Information Agent for the Offer is:

470 West Avenue

Stamford CT, 06902

Banks and Brokerage Firms Call: (203) 658-9400

Stockholders Call Toll Free: (800) 662-5200

E-mail: tenderinfo@morrowco.com

June 10, 2016